EXHIBIT 99.2

FORM OF PROXY FOR HOLDERS OF ORDINARY SHARES

I/We

of

being the registered holder(s) of ordinary shares in the capital of CHINA FINANCE ONLINE CO. LIMITED (the “Company”) hereby appoint the Chairman of the meeting or failing him,

of

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the “Meeting”) to be held at 17th floor of Fuzhuo Plaza A, No.28 Xuanwai Street, Xicheng District, Beijing 100052, China, on June 27, 2019 at 10.00 a.m., Beijing time, and at any adjournment thereof in relation to the resolutions as set out in the notice of Annual General Meeting, dated June 3, 2019 and if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS

1.	To re-elect Jian Wang as a Director. □ FOR □ AGAINST □ABSTAIN

2.	To re-elect Yaowei Zhang as a Director. □ FOR □ AGAINST □ABSTAIN
3.

To approve the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as independent auditors of the Company for a term ending on the date of our next annual general meeting of shareholders to be held in 2020 and to authorize the board of directors to determine their remuneration.

□ FOR                    □ AGAINST                    □ABSTAIN

4.

To consider and approve the audited consolidated financial statements for the fiscal year ended on or as of December 31, 2018 together with the Report of Auditors thereon as required by Hong Kong law, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-reportsannual starting from April 26, 2019, or through the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, starting from April 26, 2019, and the Report of Directors, which can be accessed through our website at http://ir.chinafinanceonline.com/phoenix.zhtml?c=183451&p=irol-sec starting from June 3, 2019, or through the website of SEC, at www.sec.gov, starting from June 3, 2019.

□ FOR                    □ AGAINST                    □ABSTAIN

5.

To authorize our board of directors unconditionally to exercise all the powers of the Company (a) to allot, issue or deal with additional (1) ordinary shares or (2) preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the period from the passing of this ordinary resolution until the earliest of: (x) the conclusion of the next annual general meeting of the Company; (y) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and (z) any revocation or variation of the authority given to the board of directors under this ordinary resolution by an ordinary resolution of the Company’s shareholders in an extraordinary general meeting of the shareholders (“Relevant Period”); and (b) to make or grant offers, agreements and options which would or might require the exercise of such powers during or after the end of the Relevant Period.

□ FOR                    □ AGAINST                    □ABSTAIN

and, in their discretion, upon such other matter or matters that may properly come before the meeting and any postponement(s) or adjournment(s) thereof.

THIS PROXY SHOULD BE MARKED, DATED AND SIGNED BY THE SHAREHOLDER(S) EXACTLY AS HIS OR HER NAME APPEARS ON THEIR STOCK CERTIFICATE, AND RETURNED PROMPTLY IN THE ENCLOSED ENVELOPE. PERSONS SIGNING IN A FIDUCIARY CAPACITY SHOULD SO INDICATE. IF SHARES ARE HELD BY JOINT TENANTS OR AS COMMUNITY PROPERTY, BOTH SHOULD SIGN. PLEASE DATE, SIGN AND MAIL THIS PROXY CARD BACK AS SOON AS POSSIBLE!

By:

Shareholder Name:

Date:

Notes:

1.

Please insert the number of shares registered in your name and to which this form of proxy relates.  If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name.

2.

Any member entitled to attend, and to vote, at the Meeting is entitled to appoint a proxy(ies) to exercise any of your rights to attend and speak and vote for you.  The proxy appointed by you need not be a member of the Company but must attend the meeting in person to represent you.

3.

This form of proxy appoints the Chairman of the meeting as your proxy. If you wish to appoint a proxy other than the Chairman of the meeting, a space has been provided. Please make the necessary deletion and initial it. If no amendment is made, the Chairman of the meeting will be deemed to have been appointed as your proxy.

4.

IMPORTANT: if you wish to vote for a resolution, please put a tick in the box next to "FOR". If you wish to vote against a resolution, please put a tick in the box next to "AGAINST". If you wish to abstain from voting on a resolution, please put a tick in the box next to "ABSTAIN". Failure to tick any box will entitle your proxy to vote or abstain at his/her discretion in respect of the relevant resolution. Save to the extent of any instructions as aforesaid, this form of proxy gives absolute authority to the proxy to do all such things (including voting or abstaining as he may in his absolute discretion consider appropriate) in respect of any business that might arise at the meeting.

5.	To be valid, this proxy must be deposited with the Company as promptly as possible no later than 48 hours before the time set for the AGM.

6.

Completion and return of this form of proxy will not preclude you from attending and voting in person in Meeting or on the poll concerned and, in such event, this form of proxy will be deemed to have been revoked.